JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement - Result of Rights Offer - **Dated 26 July 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
<u>Secretary</u>

dw 8/4

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL")

JCI LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1894/000854/06)
Share code: JCD ISIN: ZAE000039681
Debenture Code: JCDD ISIN: ZAE000039699
("JCI")

RESULT OF RIGHTS OFFER

The announcement below sets out the results of the renounceable rights offer of 13 172 042 new ordinary shares of 100 cents each ("rights shares") by WAL to its shareholders at a subscription price of 3 050 cents per rights share to raise R401,747 million ("the rights offer"), which closed on Friday, 23 July 2004.

WAL shareholders and/or their renounces, subscribed for 8,417,416 rights shares, equivalent to 63.9% of the total number of rights shares offered as follows:

- 8,416,387 rights shares, being 63.9% of the rights shares were allocated to shareholders in respect of rights entitlements subscribed for;
- 1,029 rights shares were applied for by shareholders wishing to acquire rights shares in addition to their rights entitlements ("excess applications").

Excess applications have been allotted in full and the balance of 4,754,626 rights shares has been taken up by JCI in its capacity as underwriter to the rights offer.

The rights shares were listed in the "Mining – Gold Mining" sector of the JSE Securities Exchange lists with effect from the commencement of business on Monday, 19 July 2004.

Certificated shareholders will have their share certificates in respect of the rights shares subscribed for posted to them today and dematerialised shareholders will have their safe custody accounts with their Central Securities Depository Participants or brokers updated today with the rights shares subscribed for.

Following the rights offer, JCI holds 39.6% of WAL's issued ordinary share capital.

Johannesburg
26 July 2004

Corporate adviser	Sponsor to JCI and WAL	Corporate law adviser
sasfin		

Sasfin Corporate Finance